Baron Investment Series
NSAR Item 77E Legal proceedings

Litigation. An action is pending in the Southern District of New York brought by a shareholder of Baron Growth Fund and of Baron Small
Cap Fund against these two Funds, their Trustees, and the distributor, Baron Capital, Inc. The action alleges improper imposition of 12b-1 fees on Funds that were partially closed to new investors and seeks compensatory damages and to enjoin further 12b-1 fees. A motion to dismiss the complaint is currently pending. Neither the outcome nor the possible liability to these two Funds can be determined at this point. No amounts have been accrued in these financial statements with respect to the damages sought by this litigation.